13G

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

Cooker Restaurant Corporation
(Name of Issuer)

      Common Stock
(Title of Class of Securities)

    216284208
(CUSIP Number)

                      November 30, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

x	Rule 13d-1(b)
_	Rule 13d-1(c)
_	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 216284208

1. NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
Knight Securities, L.P.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b) x

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5. SOLE VOTING POWER	742,582

	6. SHARED VOTING POWER	Not applicable

	7. SOLE DISPOSITIVE POWER	742,582

	8. SHARED DISPOSITIVE POWER	Not applicable

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
742,582

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.5%

12. TYPE OF REPORTING PERSON*
BD

ITEM 1(a).	Name of Issuer
Cooker Restaurant Corporation
ITEM 1(b).	Address of Issuer’s Principal Executive Offices
2609 West End Avenue, Nashville, TN 37203
ITEM 2(a).	Names of Persons Filing
Knight Securities, L.P.
ITEM 2(b).	Address of principal business office
525 Washington Blvd., 23rd Fl. Jersey City, NJ 07310
ITEM 2(c)	Citizenship
Delaware
ITEM 2(d).	Title of Class of Securities
Common Stock
ITEM 2(e).	CUSIP Number
N/A
ITEM 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b), check whether the person filing it is a:
.	(a) [x] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
ITEM 4.	Ownership
(a) Amount beneficially owned
742,582
(b) Percent of class 11.5%
(c) Number of shares as to which such person has:
	(i) sole power to vote or to direct the vote	742,582

	(ii)shared power to vote or to direct the vote	Not applicable

	(iii) sole power to dispose or to direct the disposition of	742,582

	(iv)shared power to dispose or to direct the disposition of	Not applicable

ITEM 5.	Ownership of Five Percent or Less of a Class
Not applicable
ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable
ITEM 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
ITEM 8.	Identification and Classification of Members of the Group
Not applicable.
ITEM 9.	Notice of Dissolution of Group
Not applicable.

ITEM 10.    Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 9, 2002

KNIGHT SECURITIES, L.P.

/s/    LEONARD J. AMORUSO
By:
Leonard J. Amoruso
SVP, CLO, & Chief Compliance Office